

Mail Stop 3720

February 23, 2010

Mr. Daniel Weirich
Chief Financial Officer, President and Secretary
8X8, Inc.
3151 Jay Street
Santa Clara, CA 95054

> **RE:** **8X8, Inc.**
> **Form 10-K for the year ended March 31, 2009**
> **Filed May 26, 2009**
>
> **Form 10-Q for the Quarterly Period ended December 31, 2009**
> **Documents Incorporated Therein by Reference**
> **File No. 0-21783**

Dear Mr. Weirich:

We have reviewed your supplemental response letter dated February 8, 2010 as well as your filing and have the following comments.

Form 10-K for the Fiscal Year Ended March 31, 2009 filed May 26, 2009

1. The Company and Significant Accounting Policies, page 51

Revenue Recognition, page 52

1.   We note your response to prior comment 3 from our letter dated January 28, 2010. Please tell us whether the reseller pays you (prior to its resale of the product), or has the obligation to pay you and that obligation is not contingent on the resale of the product. If the obligation to pay you is contingent on the resale of the product to the end customer, it is unclear to us why you believe recording deferred revenue is appropriate. As such, it would appear that such transactions should be accounted for as a consignment. Refer to Question 2 under Persuasive evidence of arrangement of ASC 605-10-S99 and paragraph 36 of ASC 985-605-25.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director